UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3 )*

Kirby Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
497266106 (CUSIP Number)
C. Berdon Lawrence Kirby Corporation 55 Waugh Drive, Suite 1000 Houston, TX 77007 713-435-1400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 14, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 2,841,465 (1)

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 2,844,139

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 3,842,121 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 15.9% (3)

14.	Type of Reporting Person IN

(1) Excludes 2,674 shares held under the Issuer's 401(k) plan, with respect to which Charles Berdon Lawrence does not have voting power.
         (2) Includes 90,000 shares that Charles Berdon Lawrence has the right to acquire under currently exercisable stock options.
(3) Based on a total of 24,134,000 outstanding shares of Common Stock of the Issuer, as disclosed in the Issuer's most recent quarterly report on Form 10-Q.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Robert B. Egan I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 228,066

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 228,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 228,066

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.9%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Eddy J. Rogers, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 907,982

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 907,982

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 907,982

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 3.8%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Elizabeth Rolanette Lawrence I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 679,916

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 679,916

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 679,916

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 2.8%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust I I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 228,067

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.9%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust II I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 228,067

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.9%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust III I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 223,782

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.9%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust IV I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 228,066

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.9%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence, Jr. 1999 Trust I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.0%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Mark Collin Lawrence 1999 Trust I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.0%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Patricia New Goeringer 1999 Trust I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.0%

14.	Type of Reporting Person OO
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Item 1. Security and Issuer

         This Statement on Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons (defined below) on October 22, 1999, as previously amended on March 10, 2003 and April 30, 2003. This Amendment No. 3 on Schedule 13D/A relates to the common stock, par value $0.10 per share (the "Common Stock"), of Kirby Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 55 Waugh Dr., Suite 1000, Houston, Texas 77007.
         Each of the Charles Berdon Lawrence, Jr. 1999 Trust, the Mark Collin Lawrence 1999 Trust and the Patricia New Goeringer 1999 Trust (collectively, the "1999 Trusts") joins in this filing solely for the purpose of reporting that it is no longer a Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration:

         The shares of Common Stock previously owned by the 1999 Trusts were distributed as follows: 4,285 shares to each of Trust I and Trust II, and 4,284 shares to Trust IV. As a result, the 1999 Trusts ceased to own any shares of Common Stock.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

As described in the previously filed Amendment No. 2 on Schedule 13D/A, C. Lawrence has established a stock sales plan in accordance with Rule 10b5-1 under the Securities Exchange act of 1934, as amended. Between April 16, 2003 and August 14, 2003, 257,000 shares of Common Stock were sold under the stock sales plan. C. Lawrence may sell additional shares of Common Stock and establish additional stock sales plans from time to time in the future in connection with this goal of diversifying his investments.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

As of August 27, 2003, the Reporting Persons beneficially owned an aggregate of 3,842,121 shares of Common Stock, constituting approximately 15.9% of the issued and outstanding shares of Common Stock of the Issuer (including the shares issued to, or underlying currently exercisable options held by, the Reporting Persons hereunder). The number and percentage of shares beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13D/A are:
         Reporting Person and Shares
         C. Lawrence 3,842,121*
         Egan 228,066
         Rogers 907,982
         E. Lawrence 679,916
         Trust I 228,067
         Trust II 228,067
         Trust III 223,782
         Trust IV 228,066
         CBL 1999 Trust 0
         MCL 1999 Trust 0
         PNG 1999 Trust 0
         * Includes 90,000 shares which C. Lawrence has the right to acquire under currently exercisable stock options.

(b)

C. Lawrence has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 2,841,465 shares held directly by him. C. Lawrence does not have the power to vote or to direct the vote, but does have the power to dispose or direct the disposition, of the 2,674 shares held in his account under the Issuer's 401(k) Plan.

(c)

As described in Item 4, above, C. Lawrence has established a stock sales plan in accordance with Rule 10b5-1. Between April 16, 2003 and August 14, 2003, 257,000 shares of Common Stock were sold pursuant to the stock sales plan at an average price per share of $27.08.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2003
Charles Berdon Lawrence
By:	/s/ Charles Berdon Lawrence Charles Berdon Lawrence
Title:	Chairman of the Board
Charles Berdon Lawrence GST Trust I
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust II
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust III
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence, Jr. 1999 Trust
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Mark Collin Lawrence 1999 Trust
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust IV
By:	/s/ Robert B. Egan and Eddy J. Rogers, Jr. Robert B. Egan and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Patricia New Goeringer 1999 Trust
By:	/s/ Robert B. Egan and Eddy J. Rogers, Jr. Robert B. Egan and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
By:	/s/
By:	/s/
By:	/s/

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